

Josh Blaylock · 3rd

Polymathic Creative, Publisher, Author and Comic Book
Artist. Expert in pop-culture licensing.

Chicago, Illinois · 500+ connections · **Contact info**

Cincinnati Academy
Design

Experience

Devil's Due Entertainment
20 yrs 9 mos



Founder, Principal
May 2012 – Present · 8 yrs 5 mos
Chicago

One of fandom's favorite indie comic publishers - Devil's Due specializes in nurturing up-and-
coming talent to develop original titles from concept to shelf, using a unique blend of traditiona
comic shop distribution, proprietary technology, crowdfunding and experiential marketing to
bring their ideas to life.



President & Founder
Jan 2000 – Apr 2012 · 12 yrs 4 mos

Comic book publishing / licensing and Intellectual Property development. Top 10 company,
North America, worked with brands including 20th Century Fox, Universal, Hasbro, Relativity
Media

Principal
B'lockHouse Endeavors
Sep 2013 – Present · 7 yrs 1 mo

Chicago
Consulting, Brand Development, Experiential Mark
Creative Services, Web Design, Grahic Design, Co

Consulting / Operations

Charged Life
Sep 2011 – Aug 2012 · 1 yr

Lifestyle brand, Informational blog and e-commer
superfoods and nutritional supplements.



Co-Founder, Sr. Managing Partner

Kunoichi, Inc.
Jan 2005 – Dec 2008 · 4 yrs



Art Director / New Business Development

Ripple Junction Design Co.
Jan 1998 – May 2000 · 2 yrs 5 mos
Cincinnati, OH

Show 1 more experience

Education

Cincinnati Academy of Design

1995 – 1997

Constant continual education

Skills & Endorsements

Publishing · 86



Endorsed by **Jim Kuhoric and 7 others who are highly skilled at this**

Endorsed by **2 of Josh's colleagues at De Due Publishing**

Illustration · 46

 Endorsed by **Mark Irwin and 6 others who are highly skilled at this**

Graphic Design · 40

 Endorsed by **Mark Irwin and 2 others who are highly sk**

Show more



